UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38954

Linx S.A.

(Exact name of registrant as specified in its charter)

Avenida Doutor Ruth Cardoso 7221 Pinheiros

Sao Paulo, 05425-902

+55.11.2103-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one common share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

* Prior to the date of this filing, Linx S.A. (“Linx”) consummated the business combination of Linx and STNE Participações S.A. (“STNE” and such business combination, the “Transaction”) pursuant to the Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A., dated October 2, 2020, which was approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020. Following the consummation of the Transaction, Linx became a wholly owned subsidiary of STNE and, as such, has fewer than 300 record holders. Therefore, Linx’s Section 15(d) reporting obligation for its American Depositary Shares, each representing one common share, has been suspended pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

On June 28, 2021, New York Stock Exchange LLC filed a Form 25 to remove Linx’s American Depositary Shares, each representing one common share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Pursuant to the requirements of the Securities Exchange Act of 1934, Linx S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 17, 2021

Linx S.A.
By:	/s/ Rafael Martins Pereira
Name: Rafael Martins Pereira
Title: Investor Relations Officer